Exhibit 99.1

PRESS RELEASE

Atento Reports Fiscal 2017 First-Quarter Results

Solid Start in Fiscal 2017 Highlighted by Topline Growth, Maintained Margins

and Continued Improvement in Cash flow

•   Focused growth strategy drives 3.0% increase in consolidated revenues and 8.8% in Multisector:

▪ Broad based gains in Multisector in all regions: Brazil up 9.7%, EMEA +8.3%, Americas +7.5%

▪ Revenue mix from higher value-add solutions increased 380 basis points to 26.3%

•   Reported net income of $9.0 million and adjusted EBITDA margin of 11.5%

•   Improvement in cash conversion and strengthened balance sheet

▪ Free Cash Flow before Net Interest of $(9.7) million, an improvement of $17.8 million versus last year

▪ Earnings growth supported by acceleration of deleveraging begun in 2016, continued in Q2 2017

•   Reaffirmed full-year 2017 financial targets

NEW YORK, May 9, 2017 – Atento S.A. (NYSE: ATTO), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top three providers globally, today announced its first-quarter 2017 operating results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise.

Summary

($ in millions except EPS)	Q1 2017	Q1 2016	CCY Growth
Revenue(1)	468.0	415.7	3.0%
Reported Net Income(2)	9.0	(4.4)
Reported Earnings Per Share(2)	$0.12	($0.06)
Net Operating Cash Flow from/(used) in Operating Activities	(9.3)	(22.9)

Adjusted EBITDA(3)	53.6	49.0	-0.2%
Adjusted Margin	11.5%	11.8%
Adjusted Earnings per Share(2)	$0.17	$0.13	30.8%
Free Cash Flow before Net Interest (4)	(9.7)	(27.6)
Leverage (x) (5)	1.6x	1.9x

(1)      Revenue excludes Morocco which was divested in September 2016.

(2)      Reported Net Income and Earnings Per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended March 31, 2017, were calculated considering the number of ordinary shares of 73,909.056. For the period ended March 31, 2016, the number of ordinary shares was 73,751.131.

(3)      EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is net income for the period from continuing operations.

(4)      We define Free Cash Flow (FCF) as net cash flow from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets.

(5)      Considered the pro-forma Net Debt adjusted to give effect to the Reorganization Transaction, regarding Preferred Equity Certificates.

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PRESS RELEASE

Alejandro Reynal, Atento´s Chief Executive Officer, commented, “We are off to a solid start in Fiscal 2017 as our focused growth strategy drove a 3.0% increase in consolidated revenues. Importantly, revenue from multisector clients increased 8.8% supported by gains from new and existing clients in every region. Adjusted EBITDA margin of 11.5% reflects our continued focus in disciplined inflation pass-through, efficiency initiatives and improved mix of revenue. Adjusted EPS increased 30.8% in constant currency supported by lower interest expense as a result of our accelerated debt payments. Based on our first-quarter results, and the strength of our commercial pipeline, we are confident in the trajectory of our business and ability to meet our full-year targets.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, “Our focus on working capital management and capital allocation discipline drove a $17.8 million improvement in Free Cash Flow in the first quarter, in line with seasonality factors, and we are on track to reach our target of 40% cash conversion for the year. In April 2017, we continued our program of accelerated pay-down of higher-cost Brazil debentures with a voluntary payment of $27 million.”

For Fiscal 2017, Atento is targeting constant currency revenue growth in the range of 1% to 5% and adjusted EBITDA margin in the range of 11% to 12%.

First Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year, in constant-currency (CCY) and exclude the effects of our divestiture of Morocco in September 2016.

On a reported basis, total revenue increased 12.6%, while revenue on a constant currency basis increased 3.0%. Consolidated revenue growth was driven by Brazil and EMEA, with broad-based growth of 8.8% from multisector clients in all regions, partially offset by a 4.7% decline in revenue from Telefónica driven by macro pressures mainly in Argentina and Mexico. During the first quarter, we experienced solid growth in multisector, which is aligned with our revenue diversification strategy.  We saw particular strength in financial services, technology and telco non-Telefónica.  In particular, we won over 2,200 Workstations in telco non-Telefónica during the first quarter. Our mix of revenue from multisector clients increased 4.0 percentage points to a record 60% of revenue, showing stability compared to the fourth quarter.

Reported net income from continuing operations totaled $9.0 million while adjusted EBITDA and adjusted EBITDA margin were $53.6 million and 11.5%, respectively. Stable margins in the quarter reflect continued focus in disciplined inflation pass-through, efficiency initiatives and improved mix of services.

Reported EPS of $0.12 increased by $0.18 as compared with the prior year period, while Adjusted EPS of $0.17 increased by $0.04, driven by lower net interest expense.

Cash from operating activities was $(9.3) million and free cash flow was $(23.4) million, an improvement of $18.6 million year-over-year, mainly driven by better working capital.

At the end of the first quarter, we had a liquidity position of $224.4 million and net debt to adjusted EBITDA of 1.6x.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

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PRESS RELEASE

Segment Reporting

($ in millions)	Q1 2017	Q1 2016	CCY growth
Brazil Region
Revenue	238.4	182.5	5.2%
Operating Income	18.7	7.2	114.9%
Adjusted EBITDA	34.3	24.9	12.8%
Margin	14.4%	13.6%
Americas Region
Revenue	173.4	177.3	-0.3%
Operating Income	6.8	14.5	-52.4%
Adjusted EBITDA	17.4	23.4	-24.7%
Margin	10.0%	13.2%
EMEA Region
Revenue	56.7	56.3	4.2%
Operating Income	1.9	(3.1)	N.M
Adjusted EBITDA	4.2	2.9	68.0%
Margin	7.4%	5.2%

Brazil Region

The trajectory of revenue in Brazil improved significantly, registering the strongest progression in 5 quarters, up 5.2%. Growth was mainly driven by a 9.7% increase in revenue from multisector clients supported by new client wins. Telefónica revenue decreased 3.3% in the quarter, however was a sequential improvement over Q4 2016. Revenue mix from multisector clients increased 2.8 percentage points to a record of 68.4% in the quarter. On a reported basis, revenue increased 30.6%.

Operating Income was $18.7 million, up 115% in the quarter. Adjusted EBITDA was $34.3 million, with an adjusted EBITDA margin of 14.4%, up 80 basis points. The improvement in profitability was supported by the strong growth in revenue, as well as the continued focus on cost and efficiency initiatives and improved macro conditions in the region.

Americas Region

Americas revenue declined modestly as a 7.5% increase in revenue from multisector clients, supported by growth in Colombia, Chile, Peru and U.S. Nearshore, was offset by a 9.0% decline in revenue from Telefónica, reflecting lower volumes in Mexico and Argentina.

Revenue mix from multisector clients reached the 56.5% in the quarter, up 340 percentage points.  The mix of revenue from higher value-add solutions increased 3.1 percentage points to the record historical high of 15.5%. In the quarter, we won 2,869 workstations, of which approximately 72% came from new clients. On a reported basis, revenue declined 2.2%.

Operating income was $6.8 million. Adjusted EBITDA was $17.4 million, with an adjusted EBITDA margin of 10.0%. Profitability remains under pressure reflecting declines in volume and continued challenges macroeconomic environment in Mexico and Argentina.

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PRESS RELEASE

EMEA Region

Revenue in EMEA returned to growth, up 4.2% in the quarter, driven by strong growth of 8.3% in multisector clients, supported by new service gains, and by a 2.1% increase in revenues from Telefónica. The mix of revenue from multisector clients increased 1.3 percentage points to 35.2%, while the mix of revenue from higher value-add solutions increased 2.3 percentage points to 11.8%. On a reported basis, revenue increased 0.7%.

Operating profit was $1.9 million in the first quarter. Adjusted EBITDA was $4.2 million with an adjusted EBTIDA margin of 7.4%. The significant improvement in profitability was supported by higher volumes in both Telefónica and multisector clients.

Strong Balance Sheet and Continued Program of Accelerated Debt Pay Down Enhances Financial Flexibility

At March 31, 2017, we had cash and cash equivalents of $170.9 million and undrawn revolving credit facilities of €50 million for total liquidity of $224.4 million. Total net debt with third parties was $368.9 million and last twelve month (LTM) adjusted EBITDA to net debt with third parties was 1.6x as compared to 1.9x at March 31, 2016, reflecting our focus on deleveraging.

During the first quarter of 2017, we invested $6.7 million, or 1.4% of revenue, in cash capital expenditures.

In the second quarter, we continued our accelerated debt pay down program, with a voluntary payment of $27 million of higher-cost Brazil debentures. The $27 million payment was comprised of $20 million accelerated from Q4 2017 and $7 million from 2018.

Reaffirmed Fiscal 2017 Guidance

We continue on track with our growth strategy to allow us to deliver a return to both top and bottom line growth in Fiscal 2017, generate free cash flow, continue to outperform the market, further increase our leadership position in Latin America, and remain the reference partner for the CRM BPO needs of our clients. We expect macroeconomic headwinds to diminish as we progress through the year. We remain focused on driving the optimal balance of profitable growth and liquidity, strengthening our balance sheet and maintaining financial flexibility.

We reaffirm our outlook for Fiscal 2017:

Guidance
Consolidated Revenue Growth (CCY)	1% to 5%
Adjusted EBITDA Margin Range (CCY) (1)	11% to 12%
Non-recurring Expenses – Adjustments to EBITDA	~$13MM
Net Interest Expense Range	$60MM to $65MM
Cash Capex (% of Revenue)	~3-4%
Effective Tax Rate	~34%
Diluted Share Count	~73.9MM shares
Cash Conversion as % of Adj. EBITDA	~40%

This guidance assumes no change in the current operating environment, capital structure or exchange rates movements on the translation of our financial statements into U.S. dollars except where noted.

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PRESS RELEASE

Conference Call

We will host a conference call and webcast for analysts on Tuesday, May 9, 2017 at 5:00 pm ET to discuss our financial results. The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The conference call will also be webcasted through a link on our Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top three providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Felipe Joaquim Martins de Souza

+ 55 11 3779-8053
felipe.souza@atento.com

Media Relations
Maite Cordero

+ 34 91 740 74 47
media@atento.com

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PRESS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” presented elsewhere in the Form 6-K.

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PRESS RELEASE

Consolidated Income Statements for the Three Months Ended March 31, 2016 and 2017

	For the three months ended March 31,		Change (%)	Change excluding FX (%)
($ in millions, except percentage changes)	2016 (*)	2017
	(unaudited)
Revenue	415.7	468.0	12.6	3.0
Other operating income	0.8	0.8	-	14.3
Operating expenses:
Supplies	(15.0)	(16.8)	(12.0)	(4.3)
Employee benefit expenses	(312.6)	(345.8)	(10.6)	(1.6)
Depreciation	(10.7)	(11.8)	(10.3)	1.7
Amortization	(10.7)	(13.6)	(27.1)	(16.2)
Changes in trade provisions	(0.3)	(0.2)	33.3	33.3
Other operating expenses	(51.1)	(55.8)	(9.2)	2.8
Total operating expenses	(400.4)	(444.0)	(10.9)	(1.4)

Operating profit	16.1	24.8	54.0	42.5

Finance income	1.5	2.1	40.0	16.7
Finance costs	(17.9)	(17.4)	2.8	12.1
Change in fair value of financial instruments	0.5	-	N.M.	N.M.
Net foreign exchange (loss)/gain	(3.6)	3.3	N.M.	N.M.

Net finance expense	(19.5)	(12.0)	38.5	43.7

(Loss)/profit before tax	(3.4)	12.8	N.M.	N.M.

Income tax expense	(1.0)	(3.8)	N.M.	N.M.
(Loss)/profit from continuing operations	(4.4)	9.0	N.M.	N.M.
Loss from discontinued operations	(0.4)	-	N.M.	N.M.
(Loss)/profit for the period	(4.8)	9.0	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(4.8)	8.9	N.M.	N.M.
Non-controlling interest	-	0.1	N.M.	N.M.
(Loss)/profit for the period	(4.8)	9.0	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	37.5	50.2	33.9	22.4
Adjusted EBITDA (1) (unaudited)	49.0	53.6	9.4	(0.2)
(1) For reconciliation with IFRS as issued by the IASB, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".
(*) Restated, excluding discontinued operations - Morocco.
N.M. means not meaningful

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PRESS RELEASE

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended March 31,
($ in millions)	2016	2017
	(unaudited)
(Loss)/profit from continuing operations (*)	(4.4)	9.0

Net finance expense (*)	19.5	12.0
Income tax expense (*)	1.0	3.8
Depreciation and amortization (*)	21.4	25.4

EBITDA (non-GAAP) (unaudited)	37.5	50.2

Restructuring costs (a)	6.2	3.4
Site relocation costs (b)	5.7	-
Asset impairments and Other (c)	(0.4)	-
Total non-recurring items (**)	11.5	3.4
Adjusted EBITDA (non-GAAP) (unaudited)	49.0	53.6

(*)The amounts of March 31, 2016, were restated excluding discontinued operations – Morocco

(**)         Non-recurring items fall primarily into three categories of investment:

•          The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Mexico, Argentina and Spain, which drove significant declines in volume. For the three months ended March 31, 2016 and 2017 we invested $4.6 million and $2.5 million, respectively, in these activities.

•          The second includes investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. For the three months ended March 31, 2016 we invested $5.7 million in these activities. We have not invested in this program for the three months ended in March 31, 2017 as we consider it was substantially completed in 2016. We ended the three months period at March 31, 2017 with 64.5% of our sites in Tier 2 cities.

•          The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. For the three months ended March 31, 2016 and 2017 we invested $1.6 million and $0.9 million, respectively, in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

 (a)         Restructuring costs incurred in the three months ended March 31, 2016 and 2017 primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three months ended March 31, 2016, primarily relates to costs to adapt the organization in EMEA to lower levels of activity, and severance costs in Brazil. Restructuring costs incurred in three months ended March 31, 2017, primarily relates to the costs to adapt the organization in Argentina to the lower level of activities and the investments made in Brazil to implement a lower-cost operating model.

 (b)         Site relocation costs incurred for three months ended March 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism.

 (c)         Asset impairments and other costs incurred for the three months ended March 31, 2016 primarily relates to the collection in EMEA of receivables that had previously been impaired.

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PRESS RELEASE

Reconciliation of Adjusted Earnings to (loss)/profit:
	For the three months ended March 31,
($ in millions)	2016	2017
	(unaudited)
(Loss)/profit from continuing operations (*)	(4.4)	9.0
Amortization of acquisition related intangible assets (a)	5.4	6.8
Restructuring costs (b) (**)	6.2	3.4
Site relocation costs (c) (**)	5.7	-
Asset impairments and Other (d) (**)	(0.4)	-
Net foreign exchange gain on financial instruments (e)	(0.5)	-
Net foreign exchange impacts (f)	3.0	(3.3)
Tax effect (g)	(5.3)	(3.4)
Total of add-backs	14.1	3.5
Adjusted Earnings (non-GAAP) (unaudited)	9.7	12.5
Adjusted Basic Earnings per share (in U.S. dollars) (***) (unaudited)	0.13	0.17

(*)The amounts of March 31, 2016, were restated excluding discontinued operations – Morocco

(**)         Non-recurring items fall primarily into three categories of investment:

•          The first includes investments to lower our variable cost structure, which is mostly labor, in response to the exceptional and severe adverse macroeconomic conditions in key markets such as Brazil, Mexico, Argentina and Spain, which drove significant declines in volume. For the three months ended March 31, 2016 and 2017 we invested $4.6 million and $2.5 million, respectively, in these activities.

•         The second includes investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. For the three months ended March 31, 2016 we invested $5.7 million in these activities. We have not invested in this program for the three months ended in March 31, 2017 as we consider it was substantially completed in 2016. We ended the three months period at March 31, 2017 with 64.5% of our sites in Tier 2 cities.

•         The third includes investments to drive a more sustainable lower-cost and competitive operating model, especially considering the exceptional adverse macroeconomic circumstances and associated declines in volume referenced above. For the three months ended March 31, 2016 and 2017 we invested $1.6 million and $0.9 million, respectively, in these activities. We expect these adjustments due to exceptional macro circumstances in most cases like Brazil and Argentina, will continue until the third quarter of 2017.

•         Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

   (b)      Restructuring costs incurred in the three months ended March 31, 2016 and 2017 primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the three months ended March 31, 2016, primarily relates to costs to adapt the organization in EMEA to lower levels of activity, and severance costs in Brazil. Restructuring costs incurred in three months ended March 31, 2017, primarily relates to the costs to adapt the organization in Argentina to the lower level of activities and the investments made in Brazil to implement a lower-cost operating model.

   (c)      Site relocation costs incurred for three months ended March 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism.

   (d)      Asset impairments and other costs incurred for the three months ended March 31, 2016 primarily relates to the collection in EMEA of receivables that had previously been impaired.

   (e) Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the income statements and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

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PRESS RELEASE

   (f)  Since 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility of foreign exchange variances from our operational results.

   (g) The tax effect represents the impact of the taxable adjustments based on a tax rate of 27.3% and 49.3%, for the three months ended March 31, 2016 and 2017, respectively.

(***) Adjusted Earnings per share is calculated based on 73,909,056 weighted average number of ordinary shares outstanding as of March 31, 2017, 73,751,131 as of March 31, 2016.

Financing Arrangements

	As of March 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2017
Cash and cash equivalents	148.6	170.9
Debt:
7.375% Senior Secured Notes due 2020	296.6	298.2
Brazilian Debentures	192.3	167.6
Contingent Value Instrument (1)	23.9	-
Finance Lease Payables	4.2	3.2
Other Borrowings	80.0	70.8
Total Debt	597.0	539.8
Net Debt with third parties (2) (unaudited)	448.4	368.9
Adjusted EBITDA LTM (3) (*) (non-GAAP) (unaudited)	240.3	226.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.9x	1.6x

(*) Restated, excluding discontinued operations – Morocco.

(1)          The CVI was terminated on November 8, 2016 as described in “Note 10 of the interim consolidated financial statements”.

(2)          In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)          Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude certain acquisition and integration related costs, restructuring costs, management fees, site-relocation costs, financing fees and other items, which are not related to our core results of operations.

Free Cash Flow

	For the three months ended March 31,
($ in millions)	2016	2017
	(unaudited)
Net cash flow used in operating activities	(22.9)	(9.3)
Payments for acquisition of property, plant, equipment and intangible assets	(19.1)	(14.1)
Free cash flow (non-GAAP) (unaudited)	(42.0)	(23.4)

10

ATENTO

Atento

Fiscal 2017
First Quarter Results

May 9, 2017

Felipe Joaquim Martins de Souza
Investor Relations
+55 11 3779-8053
Felipe.souza@atento.com

Disclaimer

This presentation has been prepared by Atento. The information contained in this presentation is for informational purposes only. The information contained in this presentation is not investment or financial product advice and is not intended to be used as the basis for making an investment decision. This presentation has been prepared without taking into account the investment objectives, financial situation or particular needs of any particular person.

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws, that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue", the negative thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. Other factors that could cause our results to differ from the information set forth herein are included in the reports that we file with the U.S. Securities and Exchange Commission. We refer you to those reports for additional detail, including the section entitled “Risk Factors” in our Annual Report on Form 20-F.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation.

The historical and projected financial information in this presentation includes financial information that is not presented in accordance with International Financial Reporting Standards (“IFRS”). We refer to these measures as “non-GAAP financial measurers.” The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS.

Additional information about Atento can be found at www.atento.com.

ATENTO 2

Operating Highlights and Strategic Overview
Alejando Reynal, CEO

3

- **Return to Growth in Brazil and EMEA, Strong Multisector[(1)] Gains in Every Region**
  - Consolidated revenue up 3.0% , Multisector up 8.8%
    - Multisector broad based gains in all regions: Brazil up 9.7%, EMEA +8.3%, Americas +7.5%
    - Mix of Revenue from higher added value solutions reached 26.3%, up 3.8 percentage points
    - Telefónica revenues stable compared to 4Q 2016 levels, and in line with MSA targets

- **Stable Profitability and Earnings Expansion**
  - Adjusted EBITDA margin 11.5%
    - Continued on focus in disciplined inflation pass-through, efficiency initiatives and improved mix of revenue
  - Adjusted EPS up 30.8% YoY
    - Favorable impact of accelerated deleveraging

- **Improved Cash Conversion[(2)] and Strengthened Balance Sheet**
  - Free Cash Flow before Interest of $(9.7) MM - in line with normal seasonality - and $17.8 MM improvement versus last year
  - Continued program of accelerated pay-down of higher-cost Brazil debt, voluntary pre-payment of $27 MM in Q2

- **Reaffirm Full-Year 2017 Targets**
  - Revenue up 1-5%, adj. EBITDA margins 11-12%, cash conversion ~40%

(1) Multisector equals total clients excluding Telefónica
(2) Cash conversion equals free cash flow before interest as a percent of adjusted EBITDA
*Unless otherwise noted, all results are for Q1 2017; all revenue growth rates are on a constant currency basis, year-over-year, and exclude the effect of our Morocco business divested in September, 2016.

ATENTO 4

Three Pillar Growth Strategy Delivering Results Across Key Verticals

Consolidate Leadership in Core Voice	Continued Growth into Higher Value-Add Solutions	Accelerate Profitable Growth with Mainstream Digital Offer

Telecommunications
$3 Bn market
3% share

- Strong commercial momentum in Telco Non-TEF, +2,200 WS in Q1
- Telefónica business stable, +550 new WS in Brazil in Q1 (sales & collections solutions)
- Demand for digital solutions remains a source of new opportunities with existing major clients

Financial Services
$2.5 Bn market
22% share

- Ongoing opportunities, +700 WS in Q1, new and existing clients
- Expanded capabilities in collections (R Brasil) and credit origination (Interfile) position us to capture increasing levels of outsourcing, specially in Brazil (new outsourcing law)
- R Brasil new strategic wins include major expansion of end to end collections solutions provided to Itaú in Brazil

Other Verticals
$2 Bn market
10% share

- Accelerated growth in utilities and consumer goods, 5 major logos in Q1, +1.000 WS (total Other Verticals)
- Key enablers for this growth: digital capabilities and differentiated value offer (i.e. Lenovo, Media Markt, among others)
- Robust pipeline of opportunities includes digital born companies with LatAm regional needs

US Nearshore
$2.5 Bn market
2.8% share

- 3 new client wins in Q1, mainly in financial services vertical
- High growth market with tailwinds from FX and externalities impacting the APAC region
- Upside potential persist due to Atento strong competitive position and low market penetration

ATENTO 5

Consolidated: Return to Both Top and Bottom-Line Growth

US$ MM Except per share	Q1 2017	Q1 2016
Revenue	468.0	415.7
CC Growth [1]	*3.0%*	*2.5%*
Reported		
Net Income [2]	9.0	(4.4)
EPS	$0.12	($0.06)
Adjusted		
EBITDA[3]	53.6	49.0
Margin	11.5%	11.8%
EPS	$0.17	$0.13
Net cash flow from/(used in) operating activities	(9.3)	(22.9)
Free cash flow before interest [4]	(9.7)	(27.5)
Leverage (x)	1.6	1.9

Highlights[1]

- **Revenue up 3.0%**
  - Driven by Brazil and EMEA and flat in Americas, with significant growth of 8.8 % from multisector clients
  - Revenue mix from multisector up 4.0 p.p. to a record 60%
  - Solid growth in Multisector, with strong performance in Telco Non-TEF, +2,200 Workstations won in Q1
- **Stable Profitability and Earnings Growth**
  - Adjusted EBITDA margin reflects continued focus in disciplined inflation pass-through, efficiency initiatives and improved mix of revenue
  - EPS growth supported by lower net interest expense
- **Cash Flow Improvement and Enhanced Financial Flexibility**
  - FCF before net Interest $(9.7) MM, $17.8 MM improvement versus last year, mainly better working capital
  - Continued program of accelerated pay-down of higher-cost Brazil debt, with voluntary payment of $27 MM in Q2
  - Liquidity of $224.4 million[5] with a low net debt to adj. EBITDA of 1.6x

(1) Unless otherwise noted, all results are for Q1 2017; all revenue growth rates are on a constant currency basis, year-over-year, and exclude the effect of our Morocco business divested in September, 2016.
(2) Reported Net Income and Earnings per Share (EPS) include the impact of non-cash foreign exchange gains/losses on intercompany balances.
(3) EBITDA, Adj. EBITDA and Adj. Earnings are Non GAAP measures. For more information, see Glossary page.
(4) We define Free Cash flow (FCF) as net cash flows from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets.
(5) Liquidity is defined as cash and cash equivalents plus undrawn revolving credit facilities.

ATENTO

7

Brazil: Return to Growth and Improved Profitability

US$ MM	Q1 2017	Q1 2016
Revenue	238.4	182.5
CC Growth [1]	*5.2%*	*-5.6%*
Reported Operating income/(loss)	18.7	7.2
CC Growth [1]	*114.9%*	
Adjusted EBITDA [2]	34.3	24.9
EBITDA Margin [2]	14.4%	13.6%

Highlights[1]

- **Revenue up 5.2%**
  - Strongest progression in 5 quarters, driven by continued growth in multisector, up 9.7%, supported by new client wins
  - Sequential improvement in TEF revenue trajectory, down 3.3%
  - Mix of revenue from multisector clients reached 68.4% in the quarter, up 280 b.p.
  - Mix of revenue from higher value-add solutions reached 36.4%, stable versus last year
- **Improved Profitability**
  - Adjusted EBITDA up 12.8% in the quarter, with margins up 80 b.p. to 14.4%, driven by increase in volumes from multisector

(1) Unless otherwise noted, all results are for Q1 2017; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

ATENTO 8

Americas: Improved Revenue Trajectory

	Q1	
US$ MM	**2017**	**2016**
Revenue	173.4	177.3
CC Growth [1]	*-0.3%*	*16.0%*
Reported Operating income/(loss) [2]	6.8	14.5
CC Growth [1]	*-52.4%*	
Adjusted EBITDA[3]	17.4	23.4
EBITDA Margin[3]	10.0%	13.2%

Highlights[1]

- **Revenue Stabilizing**
  - 7.5% increase in multisector supported by growth in Colombia, Chile, Peru and U.S. Nearshore
  - TEF down 9.0% reflecting lower volumes in Mexico and Argentina
  - Revenues from multisector up 340 b.p. to 56.5% of total revenue in Q1
  - Mix of revenue from higher value-add solutions reached 15.5%, up 310 b.p. in the quarter
  - ~2,900 workstations won in Q1, ~72% from new clients
- **Profitability Remains Under Pressure**
  - Cost structure alignment with new volume levels underway, main in Mexico and Argentina
  - Ramp up of new clients

(1) Unless otherwise noted, all results are for Q1 2017; all growth rates are on a constant currency basis and year-over-year.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

ATENTO 9

EMEA: Return to Growth and Improved Profitability

USD$MM	Q1 2017	Q1 2016
Revenue	56.7	56.3
CC Growth [1]	*4.2%*	*-5.4%*
Reported Operating income/(loss)	1.9	(3.1)
CC Growth [1]	*N.M*	
Adjusted EBITDA[2]	4.2	2.9
EBITDA Margin[2]	7.4%	5.2%

Highlights[1]

- **Revenue up 4.2%, Positive After 8 Quarters**
  - Multisector up 8.3%, supported by new service wins
  - TEF revenue up 2.1%
  - Mix of revenue from higher value-add solutions up 230 b.p. to 11.8% in the quarter
  - Mix of revenue from multisector up 130 b.p. to 35.2%
- **Improved Profitability**
  - Adjusted EBITDA Margin up 220 b.p. to 7.4%, driven by increase in volumes from TEF and multisector

(1) Unless otherwise noted, all results are for Q1 2017; all revenue growth rates are on a constant currency basis and year-over-year and exclude the effect of Morocco.
(2) EBITDA and Adj. EBITDA are Non GAAP measures. For more information, see Glossary page.

ATENTO 10

Significant Improvement in Cash Flow Year-Over-Year

Free Cash Flow (FCF) US$ MM	Q1 2017	Q1 2016
Cash from/(used in) operating activities[1]	(9.3)	(22.9)
Payments for PP&E and intangible assets	(14.1)	(19.1)
Disposals of PP&E and intangible assets	-	-
FCF - Operational[1]	(23.4)	(42.0)
Acquisition of Subsidiaries	-	-
Sales of Subsidiaries	-	-
Free Cash Flow	(23.4)	(42.0)
Net Interest Expense	(13.7)	(14.4)
FCF before Interest Expense	(9.7)	(27.6)

- **Full Year Free Cash Flow Before Net Interest $(9.7) MM, Up $17.8 MM YoY**
  - Significant Improvement versus last year, mainly driven by Working Capital and Capex efficiency
  - Q1 negative cash generation in line with seasonality factors

(1) We define FCF as net cash flows from operating activities less net cash and disposals of payments for acquisition of property, plant, equipment and intangible assets. Unaudited.

(2) Free cash flow before interest as a percentage of adjusted EBITDA.

ATENTO

11

Strong Balance Sheet and Enhanced Financial Flexibility

	Q1	
Debt US$ MM	**2017**	**2016**
Cash & Cash Equivalents	170.9	148.6
Total Debt	539.8	597.0
Net Debt with Third Parties	368.9	448.4
Net Debt/Adj. EBITDA (x)	1.6	1.9

- **Strong Balance Sheet**
  - Liquidity of $224.4 MM[1], low leverage of 1.6x
- **Deleveraging**[2]
  - Accelerated amortization of higher cost Brazil debt:
    - Q4 2016: $30 MM
    - Q2 2017: $27 MM

(1) Liquidity includes cash and cash equivalents and undrawn credit facilities.
(2) Amounts based on current foreign exchange rates.

ATENTO 12

Reafirmed Fiscal 2017 Guidance

- **Reaffirm Full-Year Targets**
  - Revenue up 1-5%, adj. EBITDA margins 11-12%, Cash Conversion ~ 40%

ATENTO

(1) Adjusted EBITDA and margin exclude the impact of restructuring and site relocation expenses. We exclude these from our adjusted numbers to more clearly show the underlying health and trajectory of our business.

13

Recap

Solid Start of Fiscal 2017, Topline Growth and Stable Margins

- **Focused growth strategy** drove increase in revenues, highlighted by growth in Brazil and EMEA, as well as multisector gains in all regions
- **Stable margins and earnings expansion** driven by continued focus on disciplined inflation pass-through and efficiency initiatives

Improvement in Cash Flow and Enhanced Financial Flexibility

- **Continued improvement** in cash flow aligned with seasonality
- Ongoing execution of **accelerated debt payment program**

Reaffirm Full-Year 2017 Targets

14

Appendix

Financial Reconciliations

Debt Information

Glossary

15

Appendix

About Atento

Financial Reconciliations

Debt Information

Glossary

16

Differentiated Competitive Advantages

- ✓ Leader in attractive, high-growth LatAm market.
- ✓ Long-lasting client relationships due to vertical expertise and growing portfolio of services and solutions.
- ✓ Superior pan-LatAm operational delivery platform.
- ✓ Clear strategy for sustained growth and strong shareholder value creation.
- ✓ Experienced, proven management team with strong track record.

ATENTO 18

Atento at a Glance

- #1 provider of **CRM BPO services and solutions in Latin America** – $1.8n 2016 revenue
- Founded in 1999 as provider to Telefónica Group; acquired by Bain Capital in 2012
- Superior **operational delivery platform** in **LatAm region**
  - 95 contact centers in 13 countries globally
  - 150,000+ employees and 87,000+ workstations globally
- Long-standing relationships with 400+ blue-chip **clients**
- Strong relationship with **Telefónica**, supported by **Master Services Agreement ("MSA") through 2023**
- Unique people focus: **only CRM BPO company** among the **25 best multinationals to work for and only LatAm based company** [(1)]

Revenue by region, offering and customer [(2)]

Brazil 50.9%
Americas 37.1%
EMEA 12.0%
Services 73.7%
Solutions 26.3%
Telefónica 40.1%
Non-Telefónica 59.9%

(1) Awarded by the Great Place to Work Institute ("GPTW")
(2) Based on Q1 2017 revenue of $468.0MM; Telefónica and Non-Telefónica revenue based on Q1 2017

19

Largest CRM BPO Provider in Latin America

Market leader in the largest markets...

2015 CRM BPO market share (%)

$10.0Bn
LatAm CRM BPO market

USA
Spain
Mexico
Puerto Rico
El Salvador
Guatemala
Panama
Colombia
Peru
Brazil
Chile
Uruguay
Argentina

One of the largest players in the world...

2016 Revenue ($Bn)

4.0
2.9
1.8
1.5
1.3
0.6
Teleperformance
Convergys (1)
Atento
TeleTech
SYKES
contax

(1) Pro forma for Stream acquisition

Leadership in LatAm & Spain

1	1	1	1	1	2
25.6%	16.9%	19.7%	25.2%	34.7 %	10.8%

20

Source: Frost & Sullivan / DBK
(1) Atento market share position as of 2015
(2) Market share in terms of revenue

Evolution of Leadership Position in LatAm CRM BPO Market

	1999 *Telefónica call center in Spain and Brazil*	**2016** *The Leader in pan-LatAm CRM BPO*
Extended footprint across Latin America	 (1)	 (2)
Added $2 billion in revenue	<0.5 Revenue $Bn	1.8 Revenue $Bn
Highly diversified client base	~10% % non-TEF revenue	~60.0% % non-TEF revenue
Expanded higher value-added solutions offerings	Sales; Customer Service	Sales; Customer Service; Credit Management; Technical Support; Back Office; Insurance Management; Smart Credit Solution; Complaints Handling; B2B Efficient Sales; Smart Collection; Credit Card Management; Multi-channel Customer Experience; Advanced Technical Support
Built largest execution platform in Latin America	<20k Workstations	89k+ Workstations

ATENTO

(1) Flags represent Brazil and Spain.
(2) Flags represent Brazil, Spain, Peru, Panama, Guatemala,,El Salvador, Chile, Colombia, Argentina, Mexico, Puerto Rico, the U.S and Uruguay.

21

Services portfolio and multi-channel offerings have evolved into differentiated, value-added solutions

We offer a comprehensive portfolio of services via robust multi-channel offerings

Sales	Customer Service	Credit Management	Technical Support	Back Office

Telephone
E-mail
Social Networks
Chatrooms
SMS
Apps
VPA Web
VPA Kiosk
Onsite
CUSTOMER EXPERIENCE

Vertically-driven solutions portfolio

Insurance Management	Smart Credit Solution
Complaints Handling	B2B Efficient Sales
Smart Collection	Credit Card Management
Multi-channel Customer Experience	Advanced Technical Support

- **Deeply embedded** processes
- Stronger **alignment with clients**
- **Scalable** industry expertise
- **Higher value-add** with increased profitability

ATENTO

22

Superior pan-LatAm operational delivery platform

State-of-the-art Technology →

Blue-chip Tech Partners

- Avaya
- HP
- Nice
- Cisco
- Microsoft
- Verint

Robust, Globally Standard Processes

ISO 9001 · COPC · 6σ

0.02%

Unscheduled downtime in 2015

Standardized Large-scale Processes →

Three globally connected Command Centers

Centralized, standard automated recruiting — **1,400,000+** applications (1)

Performance based learning — **15.6MM+** hours of training (1)

Highly Motivated Employees →

Industry leading culture and globally recognized "Great Place to work"

Globally recognized as one of the 25 Best Multinationals to work for the 4th consecutive year in 2016

→ Only CRM BPO company in the top 25

→ Only LatAm based Company in the top 25

World's Best Multinational Workplaces 2016

Great Place to Work in 9 countries (1)

(1) 2015 figures

ATENTO

23

Financial Services case study: deep expertise drives increased mix of value-add solutions overtime

Strong relationship spanning many services and countries....

Services / Year

Services					
Customer Service	✓	✓	✓		✓
Sales	✓	✓	✓	✓	✓
Back Office	✓	✓	✓		✓
Credit Management	✓	✓	✓		
In-person Services	✓	✓	✓		
Automated Services	✓	✓	✓		

...with increasing depth of offerings

Client services and solutions offerings

Services
Solutions
Credit Management
Customer Service
Insurance Management
Complaints Handling
Advanced Technical Support
Back Office
Sales
Credit Management
Customer Service
Credit Card Management
Multi-channel Customer Experience
Insurance Management
Complaints Handling
Advanced Technical Support
Back Office
Sales
Credit Management
Customer Service
Year 1
Current

24

ATENTO

Case study: Financial Institution based in Mexico

Atento's solutions

Smart Collection	• Solutions to optimize collection/past due payments with specialized process and agents in credit management • 100% variable compensation model that rewards efficiency of the agents and process • Cost effective channel integration: phone, digital, in-person • Collection software and automated enables (i.e voice mail, invoice letter • Use of analytics / big data optimizing time to call and Contact channel
Insurance Management	• End-to-end solution covering the sales process, customer services, and associated back office including credit management process • Specialized process: integrated process mapping and improvement, and technical back office support • Channel strategy throughout the customers' lifecycle, managing "key events" (e.g claims and incidents) • Social BPM and workload, mobility software and communications tools • Use of Atento intelligent Database (BIA), knowledge management, mystery shopper, survey, speech analytics
Smart Credit Solution	• Manages the overall contract formalization and provides sales and customer service and credit management • Specialized process: back office, sales, customer service and credit management • Channel integration and self-service ensuring "just in time" information • Social BPM and workload, multichannel platform interface with client's software • Use of big data, mystery shoppers, survey speech analytics
Complaints Handling	• Solution to prevent and manage the overall complaints process • Specialized process: back office and customer service; process mapping and continuous improvement • Multichannel integration focusing on customer behavior • Social BPM and workload, multichannel platform interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey

25

ATENTO

Atento's Solutions

B2B Efficient Sales	• Manages small medium business' lead generation and process execution • Specialized process and agents in sales, process mapping and reengineering • Channel integration (adapted for efficiency: phone, digital, back office, in person • B2B sales software, multichannel platform, interface with client's software • Use of analytics ; big data, BIA, knowledge management
Credit Card Management	• Specialized processes for issuers and acquirers of payment cards (sales, cross and up-sales activities, credit analysis, usage management, requests and complaints and collection process) • Cost efficiency channel integration: phone, digital, letters, in-person • Social BPM and workload, multichannel platform, predictive dialers • Use of analytics and big data, BIA, knowledge management
Advanced Technical Support	• Single point of Contact (SPOC) to handle, diagnose and solve technical issues • Certifications, process mapping and improvement, specialized agents in technical support • Multichannel integration focusing on customer behavior • Workload, mobility software and interface with client's software • Use of knowledge management, speech analytics, mystery shoppers, survey
Multichannel Customer Experience	• Digital channel integration and social media monitoring with automatic distribution • Manages service levels and agent productivity customer service, collection and technical support • Cost efficiency channel intergration and utilization strategy offering convenience and a better customer experience • Multichannel platform: phone, vídeo, chat, email, SMS, Facebook, Twitter, Whatsapp, in-person • Use of analytics / big data, BIA, speech analytics, mystery shopper, survey

26

ATENTO

Adjustments to EBITDA by Quarter

($ in millions)	Fiscal 2015					Fiscal 2016					Fiscal 2017
	Q1	Q2	Q3(1)	Q4(1)	FY(4)	Q1	Q2	Q3(1)	Q4(1)	FY(4)	Q1
Profit/(loss) for the period	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.4)**	**(8.1)**	**(0.5)**	**16.7**	**3.4**	**9.0**
Net finance expense	1.6	19.6	9.5	15.7	46.4	19.5	28.2	22.3	37.7	107.8	12.0
Income tax expense	5.6	5.3	8.7	3.5	23.2	1.0	0.6	2.6	1.1	5.2	3.8
Depreciation and amortization	28.0	26.5	23.3	23.7	101.5	21.4	25.4	25.0	25.4	97.3	25.4
EBITDA (non-GAAP) (unaudited)	**55.7**	**57.9**	**58.9**	**50.4**	**223.3**	**37.5**	**46.1**	**49.4**	**80.9**	**213.7**	**50.2**
Acquisition and integration related costs	0.1	-	-	-	0.1	-	-	-	-	-	-
Restructuring costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7	3.4
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3	-
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-	-
Contingent Value Instrument	-	-	-	-	-	-	-	-	(41.7)	(41.7)	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.3	4.2	1.9	6.9	-
Adjusted EBITDA (non-GAAP) (unaudited)	**58.3**	**62.1**	**65.1**	**63.8**	**249.7**	**49.0**	**54.2**	**60.5**	**58.6**	**221.9**	**53.6**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 4Q16 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

ATENTO 28

Add-Backs to Net Income by Quarter

($ in millions, except percentage changes)	Fiscal 2015					Fiscal 2016					Fiscal 2017
	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1	Q2	Q3(1)	Q4(1)	FY(1)	Q1
Profit/(Loss) attributable to equity holders of the parent	**20.5**	**6.5**	**17.4**	**7.5**	**52.2**	**(4.4)**	**(8.1)**	**(0.5)**	**16.7**	**3.4**	**9.0**
Acquisition and integration related Costs	0.1	-	-	-	0.1	-	-	-	-	-	-
Amortization of Acquisition related Intangible assets	7.7	6.9	7.0	6.3	27.5	5.4	6.2	6.5	6.3	24.2	6.8
Restructuring Costs	1.0	2.7	3.9	8.2	15.8	6.2	6.7	6.2	14.7	33.7	3.4
Site relocation costs	0.4	0.1	-	2.9	3.4	5.7	0.2	0.7	2.8	9.3	-
Financing and IPO fees	0.3	-	-	-	0.3	-	-	-	-	-	-
Asset impairments and Others	0.8	1.4	2.3	2.3	6.8	(0.4)	1.3	4.2	1.9	6.9	-
DTA adjustment in Spain	-	-	-	1.5	1.5	-	-	-	-	-	-
Net foreign exchange gain on financial instruments	(13.0)	(1.0)	(0.5)	(3.5)	(17.5)	(0.5)	(0.2)	0.1	(0.1)	(0.7)	-
Net foreign exchange impacts	0.4	2.6	(3.0)	4.5	4.0	3.0	9.2	2.5	5.8	21.1	(3.3)
Contingent Value Instrument	-	-	-	-	-	-	-	-	(26.2)	(26.2)	-
Tax effect	(2.9)	(3.5)	(4.1)	(2.9)	(16.2)	(5.3)	(6.0)	(5.1)	(8.1)	(23.5)	(3.4)
Adjusted Earnings (non-GAAP) (unaudited)	**15.3**	**15.7**	**23.0**	**26.8**	**77.9**	**9.7**	**9.3**	**14.6**	**13.8**	**48.2**	**12.5**
Adjusted Basic Earnings per share (in U.S. dollars) (*) (unaudited)	**0.21**	**0.21**	**0.31**	**0.36**	**1.06**	**0.13**	**0.13**	**0.20**	**0.19**	**0.65**	**0.17**

(1) Information excludes the effect of Morocco business, which was divested in September, 2016.

(2) Additional detailed information can be found on the 1Q17 6K form of the Company on the topics related to Reconciliation of EBITDA and Adjusted EBITDA.

ATENTO

29

FX Rates

FX Assumptions	Average					Average
	Q1	Q2	Q3	Q4	FY 2016	Q1 2017
Euro (EUR)	0.91	0.89	0.90	0.93	0.90	0.94
Brazilian Real (BRL)	3.91	3.51	3.25	3.29	3.48	3.14
Mexican Peso (MXN)	18.05	18.10	18.76	19.83	18.69	20.32
Colombian Peso (COP)	3,259.17	2,994.86	2,948.13	3,015.14	3,054.33	2,922.44
Chilean Peso (CLP)	702.02	677.93	661.47	665.52	676.73	655.29
Peruvian Soles (PEN)	3.45	3.32	3.34	3.40	3.38	3.29
Argentinean Peso (ARS)	14.46	14.22	14.94	15.46	14.78	15.67

ATENTO

30

Mix of Revenue by Service Type

	Fiscal 2015					Fiscal 2016					Fiscal 2017
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1
Customer Service	48.7%	48.0%	47.0%	47.9%	47.9%	49.6%	49.7%	50.2%	47.8%	49.0%	50.2%
Sales	18.2%	18.3%	18.2%	17.4%	18.0%	16.4%	16.3%	15.3%	17.2%	16.6%	16.3%
Collection	10.0%	10.3%	10.9%	11.2%	10.6%	10.2%	10.0%	9.4%	10.0%	10.1%	9.5%
Back Office	9.1%	9.4%	10.2%	10.2%	9.7%	10.5%	10.1%	11.2%	11.7%	10.8%	11.2%
Technical Support	10.7%	10.7%	10.5%	9.9%	10.5%	9.6%	9.4%	9.6%	9.2%	9.4%	8.7%
Service desk	0.1%	0.1%	-	-	-	-	-	-	-	-	-
Others	3.2%	3.2%	3.2%	3.4%	3.3%	3.7%	4.5%	4.3%	4.1%	4.1%	4.1%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

31

Number of Work Stations and Delivery Centers

	Number of Work Stations		Number of Service Delivery Centers (1)	
	Q1 2016	Q1 2017	Q1 2016	Q1 2017
Brazil	**47,053**	**45,668**	**33**	**31**
Americas	**36,576**	**36,232**	**51**	**49**
Argentina (2)	3,666	3,696	11	11
Central America (3)	2,592	2,354	5	4
Chile	2,742	2,691	3	3
Colombia	7,335	7,747	9	9
Mexico	9,870	10,233	16	15
Peru	9,061	8,201	4	4
United States (4)	1,310	1,310	3	3
EMEA	**6,683**	**5,635**	**16**	**14**
Morocco (5)	1,076	-	2	-
Spain	5,607	5,635	14	14
Total	**90,312**	**87,535**	**100**	**94**

Notes:
(1) Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2) Includes Uruguay.
(3) Includes Guatemala and El Salvador.
(4) Includes Puerto Rico.
(5) Operations in Morocco were divested on September 30, 2016

ATENTO

32

Consolidated Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 1Q'17	% Mix
Senior Secured Notes [(1)]	USD	2020	7.375%	298.2	55%
Brazilian Debentures [(2)]	BRL	2019	CDI + 3.7%	167.6	31%
BNDES	BRL	2020	TJLP + 2.5% / SELIC + 2.5%	67.8	13%
Finance lease payables	USD / COP	2019	8.14% / 8.41%	3.2	1%
Other borrowings	-	2017	-	3.0	1%
Gross Debt				**539.8**	**100%**
Short-Term Debt				12%	
Long-Term Debt				88%	
Net Debt				**368.9**	

[(1)] Cross currency swaps covers 90% of interest until 2018 and 75% from 2018 to 2020
Senior Secured Notes principal covered by 75%

[(2)] An interest rate swap to a fixed cost of 14.1% p.a., covers 48% of total balance in Mar-17.

Highlights 1Q17

- Leverage ratio of 1.6x
- Cash and Cash equivalents of $171MM, and existing revolving credit facility of €50MM, totaling Liquidity of $224.4MM
- Average debt maturity of 2.4 years
- Average cost of debt (LTM): 10.8% per year

2017 Debt Payments

- BNDES: $23MM (YTD:$6MM)
- Debentures: $27MM (Accelerated from Q4-17 to Q2-17: $20MM; from 2018: $7MM)

Debt Payment Schedule
$MM (@ Current FX of Mar-17)
224
53
171
55
27
28
79
105
304
Liquidity
2017
2018
2019
2020
Cash
Revolving Credit Facility
Regular
Accelerated

Net Debt / EBITDA
$MM
1,6x
1,9x
1,5x
1,6x
392
448
341
369
Q4-15
Q1-16
Q4-16
Q1-17
Net Debt
Net Debt / EBITDA

ATENTO

33

Brazil Debt and Leverage

$ MM	Currency	Maturity	Interest Rate	Outstanding Balance 1Q'17	% Mix
Brazilian Debentures (*)	BRL	2019	CDI + 3.7%	167.6	71%
BNDES	BRL	2020	TJLP + 2.5% / SELIC + 2.5%	67.8	29%
Gross Debt				**235.4**	**100%**
Short-Term Debt				10%	
Long-Term Debt				90%	
Net Debt				**163.3**	

(*) An interest rate swap to a fixed cost of 14.1% p.a., covers 48% of total balance in Mar-17.

Highlights 1Q17

- Leverage ratio of 1.2x
- Liquidity of $66MM
- Average debt maturity of 1.9 years
- Average cost of debt (LTM): 14.0% per year

2017 Debt Payments

- BNDES: $23MM (YTD:$6MM)
- Debentures: $27MM (Accelerated from Q4-17 to Q2-17: $20MM; from 2018: $7MM)

Debt Payment Schedule
$MM (@ Current FX of Mar-17)
66
50
27
23
78
104
4
Liquidity
2017
2018
2019
2020
Cash
Regular
Accelerated

Net Debt / EBITDA (1)
$MM
1,7x
1,8x
1,3x
1,2x
187
220
157
163
Q4-15
Q1-16
Q4-16
Q1-17
Net Debt
Net Debt / EBITDA

(1) Net Debt/EBITDA calculated in Brazilian Reais

ATENTO

34

Glossary of Terms

- Adjusted EBITDA margin – Adjusted EBITDA excluding special items/operating revenue.

- Adjusted net income (loss) – net loss which excludes corporate transaction costs, asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-controlling interests and debt extinguishment.

- Free cash flow – net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets.

- Liquidity – cash and cash equivalents and undrawn revolving credit facilities.

ATENTO 35